February 9, 2007

Paul Calderelli, Esq.
ING U.S. Legal Services
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

Re: ING Asia Pacific High Dividend Equity Income Fund
        File Nos. 333-139981 and 811-22004

Dear Mr. Calderelli:

On January 12, 2007, you filed a registration statement on Form N-2 for the ING Asia Pacific High Dividend Equity Income Fund. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Cover Page

1. The term "dividend" in the fund's name appears to indicate a type security for purposes of determining the fund's compliance with Rule 35d-1 under the Investment Company Act of 1940. Please explain to us why the fund is not required to invest at least 80% of its assets in dividend producing equity securities.

2. Disclosure in the first paragraph describes the fund's investment objective as "total return through a combination of current income, capital gains and capital appreciation." We consider the term "equity income" in the fund's name to suggest that the fund will focus its investment in equities and will have an investment objective or strategy of achieving current income. **See** Frequently Asked Questions about Rule 35d-1 (www.sec.gov/divisions/investment/guidance). Please revise the fund's investment objective to seek current income.

3. Disclosure in the first paragraph defines "Asia Pacific Companies" as companies that are listed and traded on Asia Pacific exchanges. Please revise the disclosure to clarify that Asian Pacific Companies are defined as companies that are listed and traded **principally** on Asia pacific exchanges. **See** Investment Company Act Release No. 24828 (Jan. 17, 2001) at footnotes 24-25 and related text.

Equity Risk, page 17

4. Disclosure earlier on the cover page states that the fund will invest in securities of a broad range of capitalizations, including "small capitalization" securities. Please add disclosure of the risks associated with investing in small- and mid-cap securities.

Depositary Receipts Risk, Securities Lending Risk, page 20

5. Each of the risks referenced above is disclosed in this section as a principal risk of investing in the fund, but there is no discussion of the related investment strategies in the principal strategy section of the prospectus. Please add disclosure to the principal strategy section describing the strategies the fund will employ in its investments in depositary receipts and its securities lending activities.

Summary of Fund Expenses, page 22

6. Disclosure in the various parts of the prospectus states that the fund will invest in ETFs which are a type of investment company under the Investment Company Act. Please add a subcaption to the "Annual Expenses" portion of the table directly above the subcaption titled "Total Annual Expenses." Title the additional subcaption: "Acquired Fund Fees and Expenses." Disclose in the new subcaption an estimate of the fees and expenses that the fund expects to incur indirectly through its investment in the ETFs or any other types investment companies. Also, add a footnote to the table disclosing that the ETF fees and expenses are based on estimated amounts for the current fiscal year. **See** Instruction 10. to Item 3.1 of Form N-2.

7. Please clarify the language in footnote (1). For example, does the sentence intend to state that the agreement of ING Investments in footnote (1) is to pay all organizational expenses of the fund and, separately, to pay the fund's offering costs (other than the sales load) that exceed $0.05 per common share? We may have additional comments based upon your response. Also, please add to footnote (1) an estimate of the following:

   - the size of the offering in dollars and shares;
   - total offering costs in dollars and costs per share;
   - costs expected to be paid by the Manager in dollars and costs per share; and
   - costs expected to be paid by the fund in dollars and costs per share.

Investment Advisers, page 40

8. Disclosure states that ING Investments will receive an annual fee based upon a percentage of the fund's average daily "total managed assets." Please explain to us how the fund's proposed options and other derivative transactions will be valued for purposes of computing ING Investments' fee.

9. Please inform us whether the Sub-Adviser, or the Option Sub-Adviser, has a substantial portion of its assets located outside the United States. If either Sub-Adviser or Option Sub-Adviser has a substantial portion of its assets outside the U.S., please provide the disclosure required by Item 9.2 of Form N-2.

Investment Management Team
Sub-Adviser, page 41

10. Please revise the disclosure to describe briefly the roles of each member of the Sub-Adviser's investment team who is responsible for the day to day management of the fund, including any limitations on such roles. **See** Instruction to Item 9.1.c of Form N-2.

11. Please clarify the business experience of Nicholas Toovey, Bratin Sanyal and Barbara Chan for the last five years using specific dates and places of employment. **See** Item 9.1.c of Form N-2.

Option Sub-Adviser, page 42

12. Please provide the same information requested by Comment 10 with respect to the roles of each member of the Option Sub-Adviser's investment team.

13. Please provide the same information requested by Comment 11 with respect to the business experience of Frank van Etten and Willem van Dommelen.

General Comments

14. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

17. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

18. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel